

Enrique Garcia · 3rd

Executive at Edsoma

Edsoma

Citrus Heights, California, United States · Contact info

6 connections

Experience

Executive

Edsoma · Full-time

Aug 2021 - Present · 7 mos

Texas, United States

Provider of online educational material with interactive feedback capabilities

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President

Quality Contractor Consulting, LLC · Full-time

Feb 2017 - Oct 2021 · 4 yrs 9 mos

Sacramento, California, United States

Created and worked as the President of consulting company with 16 senior level advisors engaged with multiple clients. Enrique worked as an Executive Advisor with clients in the hotel industry, commercial contractor companies, ma ...see more

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Sr. VP Operations

EdeNet Communications, Inc. · Full-time

Jan 2012 - Oct 2016 · 4 yrs 10 mos

San Ramon, California, United States

Founder, Executive and Board of Directors Member for The @Hospital Network providing patient education and entertainment system for in-hospital and online communication including informed consent. Worked with compa ...see more